MAIL STOP 3561
July 22, 2005

Howard Balter, Chief Executive Officer
Ad. Venture Partners, Inc.
18 W. 18th Street, 11th Floor
New York, NY 10011

      Re:	Ad. Venture Partners, Inc.
   Amendment No. 2 to Registration Statement on
   Form S-1
   Filed June 30, 2005
   File No. 333-124141

Dear Mr. Balter,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of their purchase option. If such warrants are not included, discuss the reasons why such warrants are not included later in your prospectus.

Risk Factors, page 7

2. Please add a separate risk factor utilizing publicly available information to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact that competition with such entities could have on your ability to locate a target and successfully complete a business combination.
In addition, please address the aggregate amount of offering proceeds currently in escrow with respect to these offerings.

Use of Proceeds, page19

3. We note your response to comment three of our letter dated June 24, 2005 that you can not presently ascertain the size of any potential deposit or lockup payment. In the event such payment is needed and utilizes a substantial portion of your non-trust funds, please revise to clarify how you will fund the expenses attendant to consummating a business combination.

Certain Relationships and Related Transactions, page 40

4. The last paragraph on page 42 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be "no less favorable" than those available from unaffiliated third parties.
Please advise or revise to explain how you will ensure the terms are no less favorable than terms from unrelated parties.

Principal Stockholders, page 43

5. We note your response to comment 12 that the warrant purchases "if any" are meant to align the interest of Messrs. Balter and Slasky with those of public shareholders. Please revise to clarify in the prospectus, how allowing Messrs. Balter and Slasky to employ "designees" to purchase shares would serve to align their interest.
Also, please clarify the use of the qualifier "if any" in the additional disclosure discussing the purpose of the warrant purchases.

6. In the document, please revise to discuss how the ability to use the warrants and initial shares as collateral for loans to make the public market warrant purchases does not mitigate the capital Messrs.
Balter and Slasky are "placing at risk." Substantiate your response that such mitigation that would result from the pledge of shares and warrants is limited.

Underwriting, page 51

7. Tell us whether Wedbush Morgan Securities or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

8. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

9. We note your disclosure on page 47 regarding your directed unit program. Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Financial Statements

Note C - Proposed Offering, page F-8

10. Please expand Note 2 to disclose the significant terms of the underwriter`s purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Disclose how you intend to account for the underwriter`s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate.
Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.





Part II

Exhibits

11. We note your response to comment 14 and the fact that the representatives have sole discretion to determine the timing of such purchases. We also note that the timing of such purchases would involve obtaining the best price and execution. Based on the language in exhibit 10.12 (formerly 10.13), it would appear that the warrant purchases are not mandatory, since the representatives are not required to purchase all 3,000,000 warrants during the allotted time even if the price never exceeds $0.70 while in search for the "best price and execution." Please advise and revise your disclosure on pages 43 and 44 to reflect the application of the language in this agreement.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director



Cc:  	Gian-Michele aMarca
	Fax #  (415) 951-3699


??

??

??

??

Howard Balter, Chief Executive Officer
Ad.Venture Partners, Inc.
July 22, 2005
Page 1